BP 3/15

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SECURITI 05038320 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
B. Riley & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 800
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

FEB 28 2005 185 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kelleher (310) 966-1444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Co, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 5th day of January, 2005

[signature]
Notary Public

[signature]
Signature

President
Title

ROBIN PARRISH
Commission # 1518272
Notary Public - California
Los Angeles County
My Comm. Expires Oct 8, 2008

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. Riley & Co. Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
B. Riley & Co. Inc.

I have audited the accompanying statement of financial condition of B. Riley & Co. Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of B. Riley & Co. Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 8, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

B. Riley & Co. Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 2,329,589
Deposit with clearing organization	214,136
Marketable securities, at market value	7,207,298
Receivable from related parties	145
Other receivables, net	139,287
Automobile, furniture, equipment, and leasehold improvements, net of $124,848 accumulated depreciation	160,202
Investments, at estimated fair value	6,013,064
Securities, not readily marketable	63,000
Refundable deposits	64,150
Prepaid expenses	82,029
Other assets	1,468
Total assets	$ 16,274,368
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 117,977
Payable to brokers and dealers	188,486
Payable to clearing organization	2,032,097
Salaries and bonuses payable	1,234,902
Securities sold, not yet purchased, at market value	1,944,641
Income taxes payable	15,501
Automobile loans payable	78,251
Total liabilities	5,611,855
Stockholder's equity	
Common stock, no par value, 1,500 shares authorized, issued and outstanding	200,000
Additional paid-in capital	282,719
Retained earnings	7,408,020
Unrealized gains (losses) on investments, at estimated fair value	2,771,774
Total stockholder's equity	10,662,513
Total liabilities and stockholder's equity	$ 16,274,368

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Income
For the Year Ended December 31, 2004

Revenues	
Commissions	$ 14,712,127
Underwriting	24,930
Gains (losses) from investments in securities	6,257,192
Corporate finance	3,360,520
Rental income	144,920
Interest and dividends	297,131
Gains (losses) on sale of investments, at estimated fair value	1,939,264
Other income	473,729
Total revenues	27,209,813
Expenses	
Employee compensation and benefits	2,896,747
Commissions, clearing fees and floor brokerage	15,512,732
Communications	75,541
Interest	262,354
Occupancy & equipment rental	634,433
Taxes, other than income taxes	617,876
Other operating expenses	1,523,941
Total expenses	21,523,624
Income (loss) before income taxes	5,686,189
Income tax provision	87,676
Net income (loss)	$ 5,598,513

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized gains (losses) on Investments, at Estimated Fair Value	Total	Comprehensive Income (Loss)
Balance, January 1, 2004	$ 200,000	$ 282,719	$ 5,714,279	$ 2,971,106	$ 9,168,104	
Stockholder distributions	–	–	(3,904,772)	–	(3,904,772)	
Net gains (losses) on investments, at estimated fair value	–	–	–	(199,332)	(199,332)	$ (199,332)
Net income (loss)	–	–	5,598,513	–	5,598,513	5,598,513
Balance, December 31, 2004	$ 200,000	$ 282,719	$ 7,408,020	$ 2,771,774	$ 10,662,513	$ 5,399,181

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 5,598,513
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 48,735	
(Gains) losses on sale of investments, at estimated fair value	(1,939,264)	
(Increase) decrease in:		
Marketable securities, at market	(5,020,661)	
Other receivables	(19,753)	
Clearing deposit	(2,708)	
Prepaid expenses	26,362	
Other assets	278	
(Decrease) increase in:		
Accounts payable and accrued expense	(247,891)	
Payable to brokers and dealers	103,131	
Salaries and bonuses payable	147,148	
Income taxes payable	(46,076)	
Securities sold, not yet purchased, at market	1,790,392	
Total adjustments		(5,160,307)
Net cash provided by (used in) operating activities		438,206
Cash flows from investing activities:		
Purchase of automobiles, furniture & equipment	(58,422)	
Purchase of investments, at estimated fair value	(1,249,365)	
Proceeds from sale of investments, at estimated fair value	1,756,338	
Net cash provided by (used in) investing activities		448,551
Cash flows from financing activities:		
Collection of loans made to related parties	161,310	
Principal payments of automobile loans	(5,239)	
Repayment of payable to clearing organization	1,604,260	
Stockholder distributions	(3,904,772)	
Net cash provided by (used in) financing activities		(2,144,441)
Net increase (decrease) in cash		(1,257,684)
Cash at beginning of year		3,587,273
Cash at end of year		$ 2,329,589

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ 262,354
Income taxes	$ 75,000

Non-cash investing and financing transactions:

The Company's investments, at estimated fair value were marked to market for $2,771,774.

During the year ended December 31, 2004, the Company entered into financing agreements to purchase two automobiles costing a total of $83,490. (See Notes 6 and 12)

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

B. Riley & Co. Inc. (the "Company") was incorporated in the State of Delaware on February 15, 1996. The Company commenced operations on February 3, 1997. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company primarily earns commissions through the sale of equities and market making. The Company also provides investment banking services by engagement, and trades securities for its own account.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Automobile, furniture, equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (39) years by the double-declining balance method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: OTHER RECEIVABLES, NET

Other receivables are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

As of December 31, 2004 the Company recorded a provision for the expected uncollectibility of $102,518 on a $245,805 receivable. This estimate is entered as a bad debt expense and is included in other operating expenses.

Accounts receivables	$ 241,805
Less: Allowance for doubtful accounts	(102,518)
Other receivables, net	$ 139,287

Note 3: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 7,207,298	$ 1,944,641

Note 4: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with Spear, Leeds & Kellogg as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase rate. The balance at December 31, 2004 includes interest earned for a deposit total of $214,136.

Note 5: RELATED PARTY TRANSACTIONS

The Company received $3,036,245 in commissions from three funds managed by Riley Investment Management, LLC, PTR Partners, LLC, and ISA Capital Management, LLC. Riley Investment Management, LLC and the Company are both 100% owned by the Company's sole shareholder. PTR Partners, LLC and ISA Capital Management, LLC share common officers with the Company.

Note 6: AUTOMOBILE, FURNITURE, EQUIPMENT AND LEASEHOLDS, NET

The automobile, furniture, equipment and leaseholds are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Automobiles	$ 83,490	5
Furniture & fixtures	27,154	7
Equipment	31,828	5
Computers	126,975	5
Leasehold improvements	15,603	39
Subtotal	285,050	
Less: accumulated depreciation	(124,848)	
Automobile, furniture, equipment and leaseholds, net	$ 160,202	

Depreciation expense for the year ended December 31, 2004 was $48,735.

The automobiles serve as collateral for the automobile loans payable. See Note 12.

Note 7: INVESTMENTS, AT ESTIMATED FAIR VALUE

The investments, at estimated fair value, represent several investments not in the ordinary course of business for the Company. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

Note 7: INVESTMENTS, AT ESTIMATED FAIR VALUE (Continued)

The investment, at estimated fair value consisted of the following at December 31, 2004:

Investments in partnerships	$ 2,505,228
Investment in linear option	2,164,440
Unregistered corporate stocks	1,343,396
Total investments	$ 6,013,064

The investment in partnerships are recorded at their fair value. The linear option is recorded at market and the corporate stocks are recorded at cost. These investments are considered non-allowable assets for net capital purposes.

The Company included $2,771,774 in unrealized gains on these investments in comprehensive income at December 31, 2004.

Note 8: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist 9,300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first and second tranches have expired. For the year ended December 31, 2004, the Company recorded $31,500 in realized losses for the expired tranches. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 3	9,300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	9,300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $63,000.

Note 9: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities in its proprietary account at the clearing firm on margin. Margin interest expense was $262,354 and the margin balance was $2,032,097 for the year ended December 31, 2004.

Note 10: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $87,676 is the California franchise tax at 1.5%.

Note 11: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The Company may make a pre-tax matching contribution each year. The participant's contributions, earnings and profit sharing bonuses are 100% vested at all times. The Company's matching contributions are vested 20% per year of service after the first year with the Company. The Company recorded profit sharing contributions and matching contributions of $193,000 for the year ended December 31, 2004.

Note 12: LONG-TERM DEBT

Automobile loans payable are collateralized by two automobiles with net book values of $29,032 and $37,760.

Total interest expense on these loans was $1,536 for the year ended December 31, 2004.

Future minimum principal payments on these loan are as follows:

Year ending December 31,	Amount
2005	$ 15,486
2006	16,219
2007	16,989
2008	17,800
2009	11,757
2010 & thereafter	–
	$ 78,251

Note 13: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced November 1, 2001 and expires October 31, 2004. This lease was amended and extended till July of 2009. The Company also entered into a new lease for office space in support of its corporate finance division. The new lease commenced in December of 2004 and expires in November of 2006. These leases contain provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

Year	Amount
2005	$ 488,106
2006	486,325
2007	303,183
2008	312,319
2009	185,514
2010 & thereafter	-
Total	$ 1,775,447

Rent expense was $605,778 for the year ended December 31, 2004.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2004, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $2,553,619, which was $2,362,619 in excess of its required net capital of $191,000; and the Company's ratio of aggregate indebtedness ($1,635,117) to net capital was 0.64 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 16: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $82,944 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 2,636,563
Adjustments:		
Retained earnings	$ (11,458)	
Non-allowable assets	(66,791)	
Undue concentration	(4,695)	
Total adjustments		(82,944)
Net capital per audited statements		$ 2,553,619

B. Riley & Co. Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Stockholder's equity		
Common stock	$ 200,000	
Additional paid-in capital	282,719	
Retained earnings	7,408,020	
Unrealized gains (losses) on investments at estimated fair value	2,771,774	
Total stockholder's equity		$ 10,662,513
Less: Non-allowable assets		
Receivable from related parties	(145)	
Other receivables	(139,287)	
Automobiles, furniture, equipment & leasehold improvements, net	(160,202)	
Investments, at estimated fair value	(6,013,064)	
Securities not readily marketable	(63,000)	
Prepaid expenses	(82,029)	
Refundable deposits	(64,150)	
Other assets	(1,468)	
Total non-allowable assets		(6,523,345)
Net capital before haircuts		4,139,168
Less: Adjustments to net capital		
Haircuts on securities	(1,006,812)	
Undue concentration	(578,737)	
Total adjustments to net capital		(1,585,549)
Net capital		2,553,619
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 109,008	
$2,500 per market greater than $5 (68), $1,000 per market less than $5 (21)	191,000	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		191,000
Excess net capital		$ 2,362,619
Ratio of aggregate indebtedness to net capital	0.64: 1	

There was a $82,944 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 16.

See independent auditor's report.

B. Riley & Co. Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirements is not applicable to B. Riley & Co. Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co. Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to B. Riley & Co. Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

B. Riley & Co. Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
B. Riley & Co. Inc.

In planning and performing my audit of the financial statements and supplemental schedules of B. Riley & Co. Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by B. Riley & Co. Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 8, 2005